Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Residential’s 2011 Third Quarter Results as well as the Shareholders’ Letter, and Supplemental Information on Brookfield Residential’s website under the Investors /Financial Reports section at www.brookfieldrp.com.

The 2011 Third Quarter Results conference call can be accessed via webcast on November 2, 2011 at 11 a.m. Eastern Time at www.brookfieldrp.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed until December 2, 2011 at 1-800-319-6413 or 604-638-9010 (Password 1231#).

BROOKFIELD RESIDENTIAL REPORTS 2011 THIRD QUARTER RESULTS
AND ANNOUNCES LIQUIDITY ENHANCEMENTS

Calgary, Alberta, November 2, 2011 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced financial results for the quarter ended September 30, 2011:

(US$ millions, except per unit activity)	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
Operating Data	2011	2010	2011	2010
Lot closings (units)	738	726	2,339	1,931
Average lot price (per lot equivalent)	$157,000	$125,000	$153,000	$128,000
Home closings (units)	307	391	767	1,095
Average home selling price (per unit)	$366,000	$382,000	$371,000	$373,000
Net new home orders (units)	389	242	1,226	1,084
Backlog of homes (units at end of period)	813	518	813	518

For the nine months ended September 30, 2011, the financial results reflected continued strength in the Canadian markets while challenges remained in the U.S. markets. Land revenues for the nine months ended September 30, 2011 increased 45% due to an increase in average lot selling prices and the non-recurring land margins from the change in business practice for lot sales in Alberta. Home closings and housing revenue for the nine months ended September 30, 2011 declined by approximately 30% in comparison to the same period last year. The decline in home closings is largely a result of the reduced backlog entering 2011.  However, net new home orders for the nine months ended September 30, 2011 were 13% higher compared to the same period in 2010, and for the quarter increased 60%.

Results of Operations	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(US$ millions, except per share amounts)	2011	2010	2011	2010
Total revenue	$228	$240	$644	$655
Land revenue	116	91	359	247
Housing revenue	112	149	285	408
Gross margin - $	70	74	180	195
Gross margin - %	31%	31%	28%	30%
Income before income taxes	29	52	81	130
Income tax expense	(10)	(18)	(101)	(40)
Net income/(loss) attributable to Brookfield Residential	19	35	(19)	91
Basic earnings/(loss) per share	$0.19	$0.29	$(0.19)	$0.75
Diluted earnings/(loss) per share	$0.19	$0.29	$(0.19)	$0.75

Operating and Financial Highlights

For the nine months ended September 30, 2011, revenue totaled $644 million compared to $655 million for the same period in 2010. For the three months ended September 30, 2011, revenue totaled $228 million, compared to $240 million for the same period of 2010. Fewer home closings resulted in the decrease in revenue during the third quarter of 2011, partially offset by an increase in lot sales.

Included in net income for the three and nine months on an after-tax basis is approximately $12 million and $43 million, respectively, reflecting the change in business practice on lots sales in Alberta, which was offset by a decrease in revenue from home closings. Title transfers in Alberta are now recorded at the time of sale of a lot, and not on the ultimate sale to a homebuyer.

Brookfield Residential’s net income for the three months ended September 30, 2011 totaled $19 million or $0.19 per share, compared to net income of $35 million or $0.29 per share for the three months ended September 30, 2010. The decrease is primarily a result of the increase in interest expense of $11 million with the addition of the notes that were issued to Brookfield Office Properties in connection with the merger.

Net loss for the nine months ended September 30, 2011 was $19 million or $0.19 per share, compared to net income of $91 million or $0.75 per share for the nine months ended September 30, 2010, primarily reflecting increased interest expense of $25 million, and the income tax valuation allowance of $71 million.

Liquidity Enhancements

The company has taken steps to enhance its ability to participate in opportunities over the next several years in anticipation of a U.S. housing recovery. In this regard, the Company has reached an agreement, subject to board approvals, to amend the terms of its C$265 million of transaction debt such that the scheduled principal payments of C$50 million during each of the next three years will be due along with the final payment of C$115 million on December 31, 2015. These extended payments will bear interest from the date of the amendment at a fixed rate of 7.5%. Further, Brookfield Residential has reached an agreement with Brookfield Asset Management to consolidate its two existing U.S. lines of credit of $225 million into one $300 million line at an interest rate of LIBOR plus 4.5%.

Outlook

“The Canadian operations are performing well as a result of the stable economy, and in particular due to continued strong job growth in Alberta. The U.S. housing market remains challenging, with limited consumer mortgage financing availability and negative news such as the U.S. Government bond rating downgrade and the European debt crisis, all contributing to weak consumer confidence.  However, low interest rates, improved affordability, and reduced inventories in the U.S. should all contribute to a homebuilding recovery, down the road,” commented Alan Norris, CEO of Brookfield Residential. “The liquidity enhancements will allow us to take advantage of distressed opportunities in the U.S. that will present themselves in the interim.”

Additional Information

Brookfield Residential comprises the assets formerly owned by Brookfield Office Properties’ residential land and housing division and Brookfield Homes Corporation. As these entities were deemed to be under common control, the 2010 comparative information has been presented based on the combined financial results of these entities. Brookfield Residential currently sells from 22 active land communities and 34 active housing communities. A summary by region of lots owned or controlled has been included in the Supplemental Information.

The Letter to Shareholders and the company’s Supplemental Information for the quarter ended September 30, 2011 contain further information on the company’s strategy, operations and financial results.

2 |  Brookfield Residential Properties Inc. – 2011 Q3 Results

Shareholders are encouraged to read these documents, which are available on the company’s website at www.brookfieldrp.com.

The attached financial statements are based primarily on information that has been extracted from our interim financial statements for the three and nine months ended September 30, 2011, which have been prepared using the standards and interpretations currently issued under U.S. Generally Accepted Accounting Principles. The amounts have not been audited or subject to review by our external auditor.

* * * * * * * * * * * * *

Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited quarterly reports will be filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:
Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfieldrp.com

* * * * * * * * * * * * *

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Certain statements in this press release that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook, opportunities and growth plans including acquisitions and lots controlled, enhanced liquidity, ability to take advantage of distressed opportunities, and those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the security regulators in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

3  |  Brookfield Residential Properties Inc. – 2011 Q3 Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations

	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
(US$ thousands, except per share amounts) (unaudited)	2011	2010	2011	2010

Revenue
Land	$115,498	$90,727	$358,979	$246,670
Housing	112,414	149,426	284,605	408,010
	227,912	240,153	643,584	654,680
Direct Cost of Sales
Land	(62,919)	(43,113)	(220,229)	(124,669)
Housing	(94,919)	(123,324)	(243,172)	(335,077)
	70,074	73,716	180,183	194,934
Selling, general and administrative expense	(26,745)	(23,671)	(72,339)	(72,429)
Equity in (loss) / earnings from unconsolidated entities	(13)	(238)	3,928	(299)
Depreciation	(862)	(748)	(2,734)	(2,368)
Interest expense	(11,286)	-	(25,452)	-
Other (expense) / income	(2,127)	3,210	(2,403)	10,149
Income Before Income Taxes	29,041	52,269	81,183	129,987
Income tax expense	(10,303)	(17,854)	(101,374)	(39,755)
Net Income / (Loss)	18,738	34,415	(20,191)	90,232
Net loss attributable to non-controlling interest and other interests in consolidated subsidiaries	463	120	1,676	1,266
Net Income / (Loss) Attributable to Brookfield Residential	$19,201	$34,535	$(18,515)	$91,498

Foreign currency translation	(4,006)	25,971	9,645	16,950
Comprehensive Income / (Loss) Attributable to Brookfield Residential	$15,195	$60,506	$(8,870)	$108,448

Earnings / (Loss) per Common Share Attributable to Brookfield Residential
Basic	$0.19	$0.29	$(0.19)	$0.75
Diluted	$0.19	$0.29	$(0.19)	$0.75

Weighted Average Common Shares Outstanding (in thousands)
Basic	99,343	101,343	100,255	101,343
Diluted	99,410	101,426	100,255	101,426

4  |  Brookfield Residential Properties Inc. – 2011 Q3 Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets

	As at
(US$ thousands) (unaudited)	Sept. 30, 2011	Jun. 30, 2011	Mar. 31, 2011	Dec. 31, 2010

Assets
Land and housing inventory	$2,129,333	$2,192,157	$2,186,416	$2,193,947
Investments in unconsolidated entities	141,850	136,585	130,906	137,203
Receivables and other assets	262,389	233,963	204,844	217,972
Restricted cash	9,128	18,048	20,629	7,366
Cash	1,276	2,165	12,245	4,345
Deferred income tax assets	-	-	-	75,225
	$2,543,976	$2,582,918	$2,555,040	$2,636,058

Liabilities and Equity
Project specific and other financings	$842,490	$873,797	$845,503	$1,025,339
Notes payable	457,152	498,235	494,539	-
Total financings	1,299,642	1,372,032	1,340,042	1,025,339
Accounts payable and other liabilities	254,211	234,210	244,407	288,456
Deferred income tax liabilities	9,371	13,609	7,108	-
Total liabilities	1,563,224	1,619,851	1,591,557	1,313,795
Other interests in consolidated subsidiaries	34,326	34,117	36,269	42,461
Total equity	946,426	928,950	927,214	1,279,802
	$2,543,976	$2,582,918	$2,555,040	$2,636,058

5   |  Brookfield Residential Properties Inc. – 2011 Q3 Results